NEWS RELEASE

BAJA IOCG UPDATE

June 1, 2006

  Symbols:  TSX-Ven.: CDU

     AMEX.: CDY

FSX.: CR5

Vancouver, British Columbia…..  Cardero Resource Corp. (the “Company” or “Cardero”) wishes to announce that it has assumed 100% control of the newly discovered Baja California Norte Iron Oxide Copper Gold (IOCG) District, Mexico. Anglo American has elected to exit its joint exploration partnership leaving Cardero free to pursue its own aggressive exploration and drilling schedule and program.  Cardero plans to recommence drill-testing at the high grade Picalè Manto Copper Target by mid to late June.

To date, only three targets have been partially drill tested, two of which contain potentially significant mineralization. As valued exploration partners over the past four years Anglo has expended in excess of US$2.5 million on grass-roots exploration within this emergent IOCG belt.  All drill holes to date contain intense IOCG alteration with associated visible copper mineralization that varies from trace amounts to potentially significant accumulations (+20 m).

Highlights of the work to date include the intersection of copper mineralization in every borehole over a 38km strike length associated with intense alteration.

Diamond drilling on the San Fernando target area has intersected multiple copper intersections up to and including (see press release of January 5th 2006 for details):

•

18.0m @ 0.54% Cu

•

31.0m  @ 0.96% Cu

•

46.8m @  0.74% Cu

•

68.5m @  0.23% Cu

Previous reconnaissance has indicated that macroscopically similar potassic alteration continues at least 2.5 km west of the westernmost borehole, SF-05 (31m @ 0.96% Cu).  Recent mapping has confirmed the presence of weak to moderate hydrothermal biotite associated with disseminated pyrite and trace chalcopyrite mineralization over an approximate 1.3km2 area within this potassic zone which remains untested.

At Picale; diamond drilling has intersected high-grade copper mineralization over an area of approximately 250m2, four intercepts which average 6.35m @ 2.7% Cu and 0.2 g/t Au (see press releases of January 5th and March 29th 2006 for details).   To date only a very minor portion of the 6-kilometre strike length of the manto horizon has been drill tested and copper mineralization, as presently defined, remains open to the north, west and south.

Proposed future work will consist of an additional minimum 2,000 meters of diamond drilling in 12 to 15 boreholes at Picale, geochemical sampling at the San Fernando and San Jose targets and geological mapping at the El Cuervito and Pilates targets and is expected to commence on June 8th 2006.

“All indications to date suggest that we have discovered a significant new IOCG district.  Typically, persistence and determination in any grass-roots exploration project,” stated Henk Van Alphen, President of Cardero. “We are fully committed to ongoing IOCG exploration in Baja, as well as aggressively advancing our key projects in both Argentina and Peru, namely the Iron Sands and the Argentinean Gold initiatives.”

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Cardero pleased to announce that it has appointed Stephan A. Fitch to the Board of Directors. Mr. Fitch brings to Cardero a broad range of international corporate finance and investment banking experience gained over 20 years. Mr. Fitch is co-founder and Managing Director of IAG Holdings Limited, a Gibraltar-based holding company for equity investments, and a co-founder and partner in IA Group Ltd., an American corporation, which specializes in merchant and investment banking. The firm’s activities include specialized financings, corporate restructuring, licensing technology transfers, mergers and acquisitions and strategic advisory projects.

Cardero is well financed with $14 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, copper and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions and exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.